                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 2000


                          Commission File No. 1-12449


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                SCPIE MANAGEMENT COMPANY CASH ACCUMULATION PLAN


B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                              SCPIE HOLDINGS INC.
                            1888 Century Park East
                         Los Angeles, California 90067

                                   ________

                SCPIE Management Company Cash Accumulation Plan

                         Audited Financial Statements
                           and Supplemental Schedule

                    Years ended December 31, 2000 and 1999



                                   Contents

Report of Independent Auditors....................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits...................   2
Statements of Changes in Net Assets Available for Benefits........   3
Notes to Financial Statements.....................................   4


Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)..  11

Signatures........................................................  12

Exhibit 23 - Consent of Independent Auditors......................  13

                        Report of Independent Auditors

SCPIE Management Company as the
Administrator of the SMC Cash Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of SMC Cash Accumulation Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP


Los Angeles, California
June 1, 2001

                SCPIE Management Company Cash Accumulation Plan

                Statements of Net Assets Available for Benefits


                                                          December 31
                                                      2000           1999
                                                ---------------------------

Assets
Investments at fair value:
 Mutual funds                                    $13,019,487    $12,420,785
 Short-term investment funds                       1,350,409      1,430,307
 Common stock - SCPIE Holdings Inc.                   22,453              -
 Loans to participant                                540,989        447,722
                                                ---------------------------
Net assets available for benefits                $14,933,338    $14,298,814
                                                ===========================

See accompanying notes.

                SCPIE Management Company Cash Accumulation Plan

          Statements of Changes in Net Assets Available for Benefits


                                                      Year ended December 31
                                                       2000            1999
                                                -------------------------------

Addition to net assets:
 Investment income (loss):
  Net appreciation (depreciation) in fair value
   of investments                                   $(2,304,893)    $ 1,760,044
  Interest and dividends                              1,826,392       1,099,937
                                                -------------------------------
                                                       (478,501)      2,859,981

 Contributions:
  Employer                                              704,540         678,890
  Employee                                            1,311,251       1,079,839
                                                -------------------------------
                                                      2,015,791       1,758,729
                                                -------------------------------
Total additions                                       1,537,290       4,618,710

Deductions from net assets:
 Benefits paid to participants                          899,153         898,185
 Administrative expenses                                  3,613           3,150
                                                -------------------------------
Total deductions                                        902,766         901,335
                                                -------------------------------
Net increase in net assets                              634,524       3,717,375

Net assets available for benefits:
 Beginning of year                                   14,298,814      10,581,439
                                                -------------------------------
 End of year                                        $14,933,338     $14,298,814
                                                ===============================

See accompanying notes.

                SCPIE Management Company Cash Accumulation Plan

                         Notes to Financial Statements

                               December 31, 2000


1.   Description of the Plan

The following description of the SMC Cash Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Company who are age twenty-one or older. SCPIE Management Company (the Company) pays the entire cost of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

For year 2000, non-highly compensated employee participants may contribute up to 15% (8% for highly compensated employee participants) of pretax annual compensation, as defined in the Plan, up to $10,500. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Company contributions to the Plan are discretionary. During 2000 and 1999, the Company matched 100% of the individual participant's contributions up to the first 6% of base compensation. The Company may also make qualified discretionary contributions for non-highly compensated employees to the extent such contributions are necessary to pass the nondiscrimination tests.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Individual participant's accounts are charged with loan fees if the participant takes a loan against his account.

Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                SCPIE Management Company Cash Accumulation Plan

1.   Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Company contributions are vested at 34% after one year of service, 67% after two years of service, with full vesting after three years of service, or upon the attainment of age 65, death or permanent disability of the participant.

Forfeitures

Upon termination of service, a participant forfeits any non-vested matching contributions. Such forfeitures are used to reduce current or future company matching contributions to the Plan or pay the Plan's administrative expenses.

As of December 31, 2000 and 1999, forfeited non-vested accounts totaled to $30,034 and $40,805, respectively, which remained available to reduce future company matching contributions or pay the Plan's administrative expenses.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions among the following Fidelity Investments Funds:

     Fidelity Retirement Money Market Portfolio
     Objective: Current income, preservation of capital, and liquidity from money market instruments.

     Fidelity Intermediate Bond Fund
     Objective: A high level of current income, through investment in high and medium-grade fixed income obligations.

     Fidelity Fund
     Objective: Long-term capital growth, with a reasonable level of current income as a secondary objective, through investment in common stocks.

                SCPIE Management Company Cash Accumulation Plan

1.   Description of the Plan (continued)

Investment Options (continued)

     Fidelity Independence Fund
     Objective: Capital appreciation through investments primarily in, but not restricted to, common stocks.

     Fidelity Growth & Income Portfolio
     Objective: High total return through a combination of current income and capital appreciation by investing mainly in equity securities.

     Fidelity Blue Chip Growth Fund
     Objective: Long-term growth of capital, through investments in common stocks of well-known and established companies.

     Spartan U.S. Equity Index Fund
     Objective: A total return which corresponds to that of the Standards & Poor's 500 Index.

Effective January 1, 2000, SCPIE Holdings Inc. common stock was added as an investment option in the Plan. This investment option is subject to the trading windows for the acquisition and disposition of SCPIE common stock.

Participants may change their Fidelity investment options on a daily basis. Changes in investment in common stock can be made twice each month.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their non-forfeitable account balance. Loan transactions are treated as a transfer between the investment funds and the participant loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at 2% above the prime rate at the time the loan is entered. Principal and interest are paid ratably through payroll deductions.

                SCPIE Management Company Cash Accumulation Plan

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. The participant may also elect to receive annual installments over a period, which does not extend beyond the life expectancy of the participant. In addition, the purchase and delivery of an annuity contract as a form of benefit is available. Any participant with an account balance of $3,500 or less will be paid in a lump sum.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investment in common stock - SCPIE Holdings Inc. is stated at its fair market value measured by closing price at year-end. Short-term investment funds and participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits become payable to participants upon their termination of employment with the Company or in the event of elective hardship withdrawal as permitted by the Plan.

                SCPIE Management Company Cash Accumulation Plan

2. Summary of Accounting Policies (continued)

Payment of Benefits (continued)

There were no amounts allocated to withdrawing participants who elected to withdraw from the Plan and were paid in 2001 as of December 31, 2000.

3. Investments

During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                      2000            1999
                                               --------------------------------

Shares of mutual funds                          $ (2,304,081)    $  1,760,044
Share of SCPIE Holdings Inc. common stock               (812)               -
                                               --------------------------------
                                                $ (2,304,893)    $  1,760,044
                                               ================================

The Plan's investments are held by Fidelity Management Trust Company and are presented in the following table.

                                                                              December 31
                                                                        2000              1999
                                                                 ------------------------------------
       Investments at fair value as determined by quoted
         market price:
            Fidelity Retirement Money Market Portfolio             $   1,350,409    $    1,430,307
            Fidelity Intermediate Bond Fund                              599,544           683,760
            Fidelity Fund                                              3,977,877         4,331,323
            Fidelity Independence Fund                                 5,684,066         4,983,051
            Fidelity Growth & Income Portfolio                           931,996           939,953
            Fidelity Blue Chip Growth Fund                               990,295           645,007
            Spartan U.S. Equity Index Fund                               835,709           837,691
            SCPIE Holdings Inc.                                           22,453                 -
                                                                 ------------------------------------
                                                                      14,392,349        13,851,092
       Investments at estimated fair value:
         Participant loans                                               540,989           447,722
                                                                 ------------------------------------
       Total investments at fair value                             $  14,933,338    $   14,298,814
                                                                 ====================================

                SCPIE Management Company Cash Accumulation Plan

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 22, 1995, that the Plan and related Trust is designed in accordance with Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

Effective January 1, 2001, the Plan has been amended and the following changes have been implemented:

1. The Company will match 200% of the individual participant's contributions up to the first 3% of pay. The Internal Revenue Service considers this formula a safe harbor formula. Prior to this amendment, the Plan provided a 100% match on the first 6% of base pay.

2. The Company will provide a new automatic annual contribution to the participant's 401(k) account equal to 1% of total eligible pay. Prior to this amendment, the Company had no automatic company contributions.

3. Both employee and employer contributions will be based on base salary, overtime and bonus pay. Prior to this amendment, contributions were based on base compensation only.

4. The amended plan will provide immediate vesting in the 401(k) plan for all contributions made on or after January 1, 2001. Contributions made on or before December 31, 2000 will remain with the three-year vesting schedule.

                SCPIE Management Company Cash Accumulation Plan

6. Subsequent Event (continued)

5. The amended plan will allow pre-tax contributions of up to 15% of total pay, or the legal maximum if less. Prior to this amendment, the highly compensated employee participants were allowed to contribute up to 8%.

6. The amendment plan will no longer permit hardship withdrawals from the plan.

The Company will file for a determination letter with the Internal Revenue Service and the Company is expecting to receive a favorable letter.

                SCPIE Management Company Cash Accumulation Plan
                          EIN: 95-2980685   Plan: 001

       Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                               December 31, 2000


                                             Description of Investment,
                                            Including Maturity Date, Rate
      Identity of Issue, Borrower,                  of Interest,                                    Current
         Lessor or Similar Party                Par or Maturity Value             Cost               Value
--------------------------------------------------------------------------------------------------------------
Fidelity Retirement Money Market                  1,350,409 shares             $ 1,350,409       $ 1,350,409
 Portfolio*
Fidelity Intermediate Bond Fund*                     59,716 shares                 601,296           599,544
Fidelity Fund*                                      121,425 shares               3,643,569         3,977,877
Fidelity Independence Fund*                         258,249 shares               5,530,551         5,684,066
Fidelity Growth & Income Portfolio*                  22,138 shares                 973,625           931,996
Fidelity Blue Chip Growth Fund*                      19,218 shares               1,036,146           990,295
Spartan U.S. Equity Index Fund*                      17,853 shares                 784,352           835,709
Common stock - SCPIE Holdings Inc.*                     950 shares                  23,265            22,453
Participant loans*                                      Various                          -           540,989
                                                                          ------------------------------------
                                                                               $13,943,213       $14,933,338
                                                                          ====================================

*Indicates party-in-interest to the Plan.

                                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                SCPIE MANAGEMENT COMPANY
                                                CASH ACCUMULATION PLAN


Date:  June 26, 2001                            By: /s/ PATRICK T. LO
                                                    -----------------
                                                    Patrick T. Lo
                                                    Senior Vice President and
                                                    Chief Financial Officer of
                                                    SCPIE Management Company
                                                    and Plan Administrator